06008541

AB 5/2

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 50527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED MAY 01 2006 WASH. ... 180/5...

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benefit Funding Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6301 Owensmouth Avenue, Suite 750
(No. and Street)

Woodland Hills, CA 91367
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave Banerjee (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 214, Encino, California 91316
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AB 5/12/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB

OATH OR AFFIRMATION

I, Dave Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Funding Services, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Dave Banerjee

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 22nd day of April, 20 06, by Dave Banerjee

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(seal)

Signature

F. FAZILAT
Commission # 1549237
Notary Public - California
Los Angeles County
My Comm. Expires Jan 31, 2009

BENEFIT FUNDING SERVICES, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2005

	Focus 12/31/2005	Audit 12/31/2005	Change
Members' equity, December 31, 2005	$80,983	$80,983	0
Subtract - Non allowable assets:	0	0	0
Tentative net capital	80,983	80,983	0
Haircuts:	0	0	0
NET CAPITAL	80,983	80,983	0
Minimum net capital	5,000	5,000	0
Excess net capital	$75,983	$75,983	$0
Aggregate indebtedness	12,662	12,662	0
Ratio of aggregate indebtedness to net capital	0.16%	0.16%	

There were no reported differences in the amounts stated above and that filed by the firm in its Focus report as of December 31, 2005

RND RESOURCES, INC.

Securities Brokerage Professionals

6301 Owensmouth Avenue, Suite 750 • Woodland Hills, CA 91367 • (818) 657-0288 • Fax (818) 657-0299

April 24, 2006

U.S. Securities and Exchange Commission
450 5th Street N.W.
Washington, DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 01 2006
WASH. D.C.
185

Subject: **Amendment to Annual Certified Audit for Benefit Funding Services, LLC**
CRD Number: 44079
SEC Number: 8-50527

Please find enclosed the amended pages to the annual certified audit for Benefit Funding Services LLC, for the year ending December 31, 2005

Should you have any questions, please call our office (818) 657-0288.

Sincerely,

Dave Banerjee